

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-mail
Mr. David B. Potts
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> **Re: ARRIS Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 000-31254**

Dear Mr. Potts:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 3. Legal Proceedings, page 29

1.   Please tell us why no contingencies disclosures related to your legal proceedings are not required to be presented pursuant to ASC 450. We note that the outcomes of your legal proceedings "could materially and adversely affect [y]our business, financial position, results of operations or cash flows."

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Operations, page 3

2.   Please tell us why you are not separately presenting net sales and cost of sales for your products and services.

Note 3. Business Acquisitions, page 7

3.   We note that you acquired patents and patent applications and a license to approximately 20,000 Motorola Mobility patents. Please tell us why a preliminary fair value was not assigned to these intangible assets.

4.   Please tell us the specific factors you considered in concluding that an estimated weighted average life of 8 years is appropriate for the customer relationships intangible asset.

5.   Please tell us the amortization method for the customer relationships intangible asset. If such method is not an accelerated method, please tell us in detail why your amortization method is appropriate pursuant to ASC 350-30-35-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director